CFO Services Group

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	31,324.09
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivables:Operating Receivables	-7,505.05
Accounts Payables	-12,181.03
Accounts Payables:Bills Payable	0.00
Credit Cards:CitiCard American Airlines	-5,601.83
Credit Cards:PayPal Credit	-2,795.03
Credit Cards:Wells Fargo Credit Card	-14,804.03
Due To Clients:Client Deposits	21,150.00
Payroll Liabilities:Benefits Payable:401k Payable	924.48
Payroll Liabilities:Benefits Payable:Dental & Vision Payable	0.00
Payroll Liabilities:Benefits Payable:Medical Payable	133.94
Payroll Liabilities:Garnishments Payable	0.00
Payroll Liabilities:Payroll Taxes Payable:Social Security Tax Deferral	15,914.02
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-4,764.53**
Net cash provided by operating activities	**$26,559.56**
FINANCING ACTIVITIES	
Loans:Loan From WACIF (A)	-9,025.59
Loans:Loan From WACIF (B)	-2,707.62
Loans:Paycheck Protection Program (1st Draw) (deleted)	-298.07
Loans:SBA Disaster Loan	74,900.00
Equity - Manuel Cosme:Withdrawals & Contributions	-32,400.00
Net cash provided by financing activities	**$30,468.72**
NET CASH INCREASE FOR PERIOD	**$57,028.28**
Cash at beginning of period	6,573.61
CASH AT END OF PERIOD	**$63,601.89**